OSISKO GOLD ROYALTIES LTD

. . . . . . . . . . . . . . . . . .

Consolidated Financial Statements

For the years

ended

December 31, 2019 and 2018

Osisko Gold Royalties Ltd
Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (United States), as amended.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2019. The Company's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2019.

On November 21, 2019, the Company completed its acquisition of Barkerville Gold Mines Ltd. ("Barkerville"). Accordingly, the acquired assets and liabilities of Barkerville are included in our consolidated balance sheet as at December 31, 2019 and the results of its operations and cash flows are reported in our consolidated statements of loss and cash flows from November 21, 2019 to December 31, 2019. We have elected to exclude Barkerville from the Company's assessment of internal control over financial reporting as of December 31, 2019.  Barkerville represented approximately 9.9% of the consolidation total assets and had no revenues for the year ended December 31, 2019.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report which is located on the next pages.

(signed) Sean Roosen, Chief Executive Officer	(signed) Elif Lévesque, Chief Financial Officer

February 19, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of loss, comprehensive loss, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded Barkerville Gold Mines Ltd. from its assessment of internal control over financial reporting as of December 31, 2019, because it was acquired by the Company during the year ended December 31, 2019. We have also excluded Barkerville Gold Mines Ltd. from our audit of internal control over financial reporting. Barkerville Gold Mines Ltd. is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 9.9% and 0%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of impairment indicators of royalty, stream and other interests

As described in Notes 4, 6 and 14 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,130.5 million as of December 31, 2019. Management assesses at each reporting date whether there are indicators that the carrying amount may not be recoverable which give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash- generating unit (CGU) level, which is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated. Management uses judgement when assessing whether there are indicators of impairment, including a significant reduction in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant drop in current or forecast commodity prices and other relevant operator and financial information.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty, stream and other interests is a critical audit matter are (i) there was judgement by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; which in turn led to (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate audit evidence relating to management’s assessment of impairment indicators, including a significant reduction in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant drop in current or forecast commodity prices and other relevant operator and financial information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of impairment indicators of royalty, stream and other interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of impairment indicators for a sample of royalty, stream and other interests, including a significant reduction in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant drop in current or forecast commodity prices and other relevant operator and financial information by considering (i) the current and past performance of royalty, stream and other interests; (ii) the consistency with external market and industry data; (iii) the publicly disclosed information by operators of royalty, stream and other interests; and (iv) whether management’s assessment of impairment indicators of royalty, stream and other interests was consistent with evidence obtained in other areas of the audit.

Impairment of royalty, stream and other interests – Renard diamond stream

As described in Notes 4, 6 and 14 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,130.5 million as of December 31, 2019. In March 2019, the operator of the Renard diamond mine announced a significant impairment charge on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. Further, in September 2019, the operator of the Renard diamond mine announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act (CCAA) in order to restructure its business and financial affairs. These were considered indicators of impairment among other facts and circumstances and, accordingly, management performed two impairment tests of the Renard diamond stream during 2019. An impairment loss is recognized for the amount by which the

CGU’s carrying amount exceeds its recoverable amount. On September 30, 2019, the Company wrote down the Renard diamond stream to its recoverable amount of $70.2 million which resulted in a cumulative impairment charge of $86.1 million for the year ended December 31, 2019. For each impairment test, management estimated the recoverable amount as fair value less cost of disposal using a discounted cash-flows approach. Management used significant judgement and assumptions when estimating cash flow projections for the Renard diamond stream, including expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices and discount rates.

The principal considerations for our determination that performing procedures relating to the impairment of the Company’s Renard diamond stream is a critical audit matter are (i) there was significant judgement by management when developing the recoverable amount estimates of the Renard diamond stream; which in turn led to (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate the reasonability of management’s cash flow projections for the Renard diamond stream and significant assumptions, including expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices and discount rates. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverable amount estimates of the Company’s Renard diamond stream, including controls over the significant assumptions used in the recoverable amount estimates. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimates of the Renard diamond stream; (ii) evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy and relevance of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management. Evaluating the reasonableness of the significant assumptions used by management related to expected sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices involved considering the current and past performance of the Renard diamond mine, consistency with external market and industry data, information provided by the operator of the Renard diamond mine, whether these assumptions were consistent with evidence obtained in other areas of the audit and by performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow models and certain significant assumptions, such as the discount rates.

Impairment of royalty, stream and other interests – Amulsar stream and offtake

As described in Notes 4, 6 and 14 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,130.5 million as of December 31, 2019. As of December 31, 2019, the Company wrote down the Amulsar stream and offtake to its recoverable amount of $29.0 million which resulted in a cumulative impairment charge of $79.8 million for the year ended December 31, 2019. In September 2019, the operator of the Amulsar mine announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15-month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project. Further, in December 2019, the operator of the Amulsar mine announced that it had applied to the

Ontario Superior Court of Justice for protection under the CCAA in order to restructure its business and financial affairs. These were considered indicators of impairment among other facts and circumstances and, accordingly, management performed two impairment tests of the Amulsar stream and offtake during 2019. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. For each impairment test, management estimated the recoverable amount as fair value less cost of disposal using a discounted cash-flows approach. Management used significant judgement and assumptions when estimating cash flow projections for the Amulsar stream and offtake, including expected sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices and discount rates, and in addition for the second impairment test, management used significant assumptions with respect to the potential amendment of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process.

The principal considerations for our determination that performing procedures relating to the impairment of the Company’s Amulsar stream and offtake is a critical audit matter are (i) there was significant judgement by management, including the use of specialists, when developing the recoverable amount estimates of the Amulsar stream and offtake; which in turn led to (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate the reasonability of management’s cash flow projections for the Amulsar stream and offtake and significant assumptions, including expected sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices, discount rates, and the potential amendment of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverable amount estimates of the Company’s Amulsar stream and offtake, including controls over the significant assumptions used in the recoverable amount estimates. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimates of the Amulsar stream and offtake; (ii) evaluating the appropriateness of the discounted cash flow models; testing the completeness, accuracy and relevance of underlying data used in the models; and evaluating the reasonableness of significant assumptions used by management. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the estimated life of the Amulsar mine. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included an evaluation of their conclusions. Evaluating the reasonableness of the significant assumptions used by management related to the expected sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices involved considering the recent developments related to the construction of the Amulsar mine, consistency with external market and industry data, information provided by the operator of the Amulsar mine, whether these assumptions were consistent with evidence obtained in other areas of the audit and by performing sensitivity analyses. Evaluating the reasonableness of the significant assumption used by management related to the potential amendment of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process involved reviewing correspondence between the Company and the operator advisor. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow models and certain significant assumptions, such as the discount rates.

Impairment of royalty, stream and other interests – Éléonore net smelter return (NSR) royalty

As described in Notes 4, 6 and 14 to the consolidated financial statements, the Company’s royalty, stream and other interests carrying amount was $1,130.5 million as of December 31, 2019. As of December 31, 2019, the Company wrote down the Éléonore NSR royalty to its recoverable amount of $101.3 million which resulted in an impairment charge of $27.2 million for the year ended December 31, 2019. In February 2020, the operator of the Éléonore gold mine announced that it has updated its mineral reserves and resources estimate for the Éléonore mine as of December 31, 2019. As a result of the update, mineral reserves and resources decreased by 50%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment test of the Éléonore NSR royalty. An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount. For the impairment test, management estimated the recoverable amount as fair value less cost of disposal using a discounted cash-flows approach. Management used significant judgement and assumptions when estimating cash flow projections for the Éléonore NSR royalty, including expected sale of gold received from the Éléonore NSR royalty, based on the long-term annual gold production over the estimated life of the Éléonore mine, expected long-term gold price, mineral reserves and resources and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment of the Company’s Éléonore NSR royalty is a critical audit matter are (i) there was significant judgement by management, including the use of specialists, when developing the recoverable amount estimate of the Éléonore NSR royalty; which in turn led to (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate the reasonability of management’s cash flow projections for the Éléonore NSR royalty and significant assumptions, including expected sale of gold received from the Éléonore NSR royalty, based on the long-term annual gold production over the estimated life of the Éléonore mine, expected long-term gold price, mineral reserves and resources and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverable amount estimate of the Company’s Éléonore NSR royalty, including controls over the significant assumptions used in the recoverable amount estimate. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimate of the Éléonore NSR royalty; (ii) evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy and relevance of underlying data used in the model; and evaluating the reasonableness of significant assumptions used by management. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of the mineral reserves and resources. As a basis for using this work, the specialists’ qualifications and objectivity were understood, as well as their methods and assumptions. The procedures performed also included an evaluation of their conclusions. Evaluating the reasonableness of the significant assumptions used by management related to the expected sale of gold received from the

Éléonore NSR royalty, based on the long-term annual gold production over the estimated life of the Éléonore mine, expected long-term gold price and mineral reserves and resources involved considering the current and past performance of the Éléonore mine, consistency with external market and industry data, information provided by the operator of the Éléonore mine, whether these assumptions were consistent with evidence obtained in other areas of the audit and by performing sensitivity analyses. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, such as the discount rate.

Impairment of exploration and evaluation assets – Coulon zinc project

As described in Notes 4, 6 and 16 to the consolidated financial statements, the Company’s exploration and evaluation assets carrying amount was $42.9 million as of December 31, 2019. As of December 31, 2019, the Company wrote down the exploration and evaluation asset related to the Coulon zinc project (Coulon zinc project) to its recoverable amount of $10.0 million which resulted in an impairment charge of $50.0 million for the year ended December 31, 2019. In 2019, management determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment test of the Coulon zinc project. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management used judgement and assumptions when estimating the recoverable amount as fair value less cost of disposal using a market approach, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized.

The principal considerations for our determination that performing procedures relating to the impairment of the Company’s Coulon zinc project is a critical audit matter are (i) there was judgement by management when developing the recoverable amount estimate of the Coulon zinc project; which in turn led to (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate the reasonability of management’s recoverable amount estimate for the Coulon zinc project and assumptions, including a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s recoverable amount estimate of the Company’s Coulon zinc project, including controls over the assumptions used in the recoverable amount estimate. These procedures also included, among others, (i) testing management’s process for developing the recoverable amount estimate of the Coulon zinc project; (ii) evaluating the appropriateness of the market approach; and evaluating the reasonableness of assumptions used by management, including a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the assumptions used by management related to the dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized by comparing this value to external market and industry data for comparable sales transactions realized.

/s/ PricewaterhouseCoopers LLP1

Montréal, Canada

February 19, 2020

We have served as the Company’s auditor since 2006.

1 CPA auditor, CA, public accountancy permit No. A123475

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2019	2018
	Notes	$	$

Assets

Current assets

Cash	8	108,223	174,265
Short-term investments	9	20,704	10,000
Amounts receivable	10	6,330	12,321
Other assets	11	5,172	1,015
		140,429	197,601

Non-current assets

Investments in associates	12	103,640	304,911
Other investments	13	67,886	109,603
Royalty, stream and other interests	14	1,130,512	1,414,668
Mining interests and plant and equipment	15	343,693	189
Exploration and evaluation	16	42,949	95,002
Goodwill	17	111,204	111,204
Other assets	11	6,940	1,468
		1,947,253	2,234,646

Liabilities

Current liabilities

Accounts payable and accrued liabilities	18	18,772	11,732
Dividends payable	21	7,874	7,779
Provisions and other liabilities	19	1,289	3,494
		27,935	23,005

Non-current liabilities

Long-term debt	20	349,042	352,769
Provisions and other liabilities	19	29,365	-
Deferred income taxes	24	47,465	87,277
		453,807	463,051

Equity

Share capital	21	1,656,350	1,609,162
Warrants	22	18,072	30,901
Contributed surplus		37,642	21,230
Equity component of convertible debentures	20	17,601	17,601
Accumulated other comprehensive income		13,469	23,499
Retained earnings (deficit)		(249,688)	69,202
		1,493,446	1,771,595
		1,947,253	2,234,646

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Loss
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2019	2018
	Notes	$	$

Revenues	25	392,599	490,472

Cost of sales	25	(262,881)	(371,305)
Depletion of royalty, stream and other interests	14	(47,009)	(52,612)
Gross profit		82,709	66,555

Other operating expenses
General and administrative	25	(23,682)	(18,156)
Business development	25	(6,122)	(4,525)
Exploration and evaluation, net of tax credits	25	(191)	(183)
Gain on disposal of stream and offtake interests	14	7,636	9,094
Impairment of assets	14,16	(243,576)	(166,316)
Operating loss		(183,226)	(113,531)
Interest and dividend income		4,632	4,756
Finance costs		(23,548)	(25,999)
Foreign exchange gain (loss)		(1,859)	454
Share of loss of associates	12	(22,209)	(9,013)
Other gains (losses), net	25	(48,385)	2,598
Loss before income taxes		(274,595)	(140,735)
Income tax recovery	24	40,400	35,148
Net loss		(234,195)	(105,587)

Net loss per share	27
Basic and diluted		(1.55)	(0.67)

The notes are an integral part of these consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars)

	2019	2018
	$	$

Net loss	(234,195)	(105,587)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of loss

Changes in fair value of financial assets at fair value through comprehensive income	13,285	(29,773)
Income tax effect	(1,728)	3,926

Share of other comprehensive income (loss) of associates	(352)	433

Items that may be reclassified to the consolidated statement of loss

Currency translation adjustments	(29,164)	60,305

Disposal of an investment in an associate

Reclassification to the statements of loss of the other comprehensive loss	695	-
Income tax effect	(92)	-
Other comprehensive income (loss)	(17,356)	34,891
Comprehensive loss	(251,551)	(70,696)

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars)

		2019	2018
	Notes	$	$

Operating activities
Net loss		(234,195)	(105,587)
Adjustments for:
Share-based compensation		8,320	5,791
Depletion and amortization		48,270	52,786
Finance costs		7,161	6,864
Gain on disposal of stream and offtake interests	14	(7,636)	(9,094)
Impairment of assets	14,16	248,300	166,316
Impairment of an investment in associate	12	12,500
Share of loss of associates		22,209	9,013
Net gain on acquisition of investments		(1,006)	(1,934)
Net loss (gain) on disposal of investments	7	27,391	(6,956)
Net loss (gain) on dilution of investments in associates		3,687	(1,545)
Change in fair value of financial assets at fair value through profit and loss		1,089	7,837
Deferred income tax recovery		(41,197)	(35,970)
Foreign exchange loss		1,901	179
Settlement of deferred and restricted share units		(589)	(3,117)
Other		173	194
Net cash flows provided by operating activities before changes in non-cash working capital items		96,378	84,777
Changes in non-cash working capital items	28	(4,780)	(2,619)
Net cash flows provided by operating activities		91,598	82,158

Investing activities
Acquisition of short-term investments		(39,597)	(10,000)
Cash acquired through the acquisition of Barkerville	7	8,312	-
Transaction fees paid on acquisition of Barkerville	7	(1,513)	-
Acquisition of investments		(62,815)	(104,746)
Proceeds on disposal of investments		130,128	27,043
Acquisition of royalty and stream interests		(77,814)	(141,101)
Proceeds on sale of royalty and stream interests		57,016	159,383
Mining interests and plant and equipment		(6,321)	(105)
Exploration and evaluation tax credits, net of expenses		166	3,891
Net cash flows provided by (used in) investing activities		7,562	(65,635)

Financing activities
Exercise of share options and shares issued under the share purchase plan		21,783	358
Increase in long-term debt		19,772	-
Repayment of long-term debt		(30,000)	(123,475)
Common shares acquired and cancelled through a share repurchase		(129,486)	-
Normal course issuer bid purchase of common shares		(13,533)	(31,243)
Dividends paid		(27,455)	(27,809)
Other		(2,991)	(977)
Net cash flows used in financing activities		(161,910)	(183,146)

Decrease in cash before effects of exchange rate changes on cash		(62,750)	(166,623)
Effects of exchange rate changes on cash		(3,292)	7,183
Decrease in cash		(66,042)	(159,440)
Cash - January 1		174,265	333,705
Cash - December 31	8	108,223	174,265

Additional information related to the consolidated statements of cash flows is presented in Note 26.

Osisko Gold Royalties Ltd
Consolidated Statement of Changes in Equity
For the year ended December 31, 2019
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common		Warrants		component of	other	Retained
		shares	Share		Contributed	convertible	comprehensive	earnings
	Notes	outstanding	capital		surplus	debentures	income(i)	(deficit)	Total
			$	$	$	$	$	$	$
Balance - January 1, 2019		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16	4	-	-	-	-	-	-	(383)	(383)

Net loss		-	-	-	-	-	-	(234,195)	(234,195)
Other comprehensive loss		-	-	-	-	-	(17,356)	-	(17,356)
Comprehensive loss		-	-	-	-	-	(17,356)	(234,195)	(251,551)

Acquisition of Barkerville	7	13,560,832	160,564	-	1,912	-	-	-	162,476
Deemed repurchase of shares held by an associate		(517,409)	(6,100)	-	-	-	-	-	(6,100)
Dividends declared	21	-	-	-	-	-	-	(29,977)	(29,977)
Shares issued - Dividends reinvestment plan		198,609	2,427	-	-	-	-	-	2,427
Shares issued - Employee share purchase plan		34,550	466	-	-	-	-	-	466
Share options:
Shared-based compensation		-	-	-	2,899	-	-	-	2,899
Exercised		1,355,531	25,119	-	(5,343)	-	-	-	19,776
Replacement share options exercised		148,984	2,632	-	(917)	-	-	-	1,715
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	4,059	-	-	-	4,059
Settlement		89,246	874	-	(1,872)	-	-	(346)	(1,344)
Income tax impact		-	-	-	(57)	-	-	-	(57)
Deferred share units to be settled in common shares:	23
Transfer of units from cash-settled to equity-settled		-	-	-	3,722	-	-	-	3,722
Share-based compensation		-	-	-	545	-	-	-	545
Settlement		7,875	104	-	(222)	-	-	-	(118)
Income tax impact		-	-	-	(50)	-	-	-	(50)
Normal course issuer bid purchase of common shares	21	(983,900)	(10,198)	-	-	-	-	(1,633)	(11,831)
Common shares acquired and cancelled through a share repurchase	21	(12,385,717)	(128,516)	-	(1,093)	-	-	(45,030)	(174,639)
Issue costs, net of income taxes of $0.1 million		-	(184)	-	-	-	-	-	(184)
Warrants expired	22	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	7,326	(7,326)	-
Balance - December 31, 2019(ii)		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

(i)  As at December 31, 2019, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of loss amounting to ($19.2 million) and items that may be recycled to the consolidated statement of loss amounting to $32.7 million.

(ii) As at December 31, 2019, there are 157,469,361 common shares issued, of which 517,409 are deemed to have been repurchased given that one of the Company's associates owns some the Company's common shares.

Osisko Gold Royalties Ltd
Consolidated Statement of Changes in Equity
For the year ended December 31, 2018
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other
		shares	Share		Contributed	convertible	comprehensive	Retained
	Notes	outstanding	capital	Warrants	surplus	debentures	income (loss)(i)	earnings	Total
			$	$	$	$	$	$	$
Balance - January 1, 2018		157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405

Net loss		-	-	-	-	-	-	(105,587)	(105,587)
Other comprehensive income		-	-	-	-	-	34,891	-	34,891
Comprehensive income (loss)		-	-	-	-	-	34,891	(105,587)	(70,696)

Dividends declared	21	-	-	-	-	-	-	(31,213)	(31,213)
Shares issued - Dividends reinvestment plan		310,492	3,516	-	-	-	-	-	3,516
Shares issued - Employee share purchase plan		42,735	513	-	-	-	-	-	513
Share options:
Shared-based compensation		-	-	-	3,106	-	-	-	3,106
Replacement share options:
Fair value of options exercised		-	13	-	(13)	-	-	-	-
Proceeds from exercise of options		2,710	38	-	-	-	-	-	38
Restricted share units to be settled in common shares:	23
Units granted as payment of a 2017 bonus		-	-	-	990	-	-	-	990
Transfer of units from cash-settled to equity-settled		-	-	-	2,426	-	-	-	2,426
Share-based compensation		-	-	-	1,316	-	-	-	1,316
Income tax impact		-	-	-	140	-	-	-	140
Normal course issuer bid purchase of common shares	21	(2,709,779)	(27,931)	-	-	-	-	(5,015)	(32,946)
Transfer of realized gain on financial assets at fair value through other comprehensive income (loss)		-	-	-	-	-	(8,514)	8,514	-
Balance - December 31, 2018		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

(i)  As at December 31, 2018, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of loss amounting to ($37.6 million) and items that may be recycled to the consolidated statement of loss amounting to $61.1 million.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. In addition, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies.

2. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards as further described in Note 3.

The Board of Directors approved the audited consolidated financial statements for issue on February 19, 2020.

3. New accounting standards

Amendments to IFRS 3 Business Combinations

On October 22, 2018, the IASB issued amendments to the guidance in IFRS 3 Business Combinations. Under the amendments, the definition of a business is amended and requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term "outputs" is also amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. IFRS 3 also introduces an optional fair value concentration test. The amendments, which were effective at the latest for acquisitions completed by the Company after January 1, 2020, were early adopted on January 1, 2019.

IFRS 16 Leases

On January 1, 2019, the Company adopted IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17 Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

i) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

ii) amortization of lease assets separately from interest on lease liabilities in the statement of loss.

Management has reviewed all of the Company's leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company's operating leases.

The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets and related lease liabilities were recognized on January 1, 2019 for non-cancellable operating lease commitments that amounted to $13.0 million.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3. New accounting standards (continued)

IFRS 16 Leases (continued)

The Company applies the exceptions for short-term leases and, as such, short-term leases for which commitments amounted to approximately $0.6 million as at December 31, 2018 continue to be recognized on a straight-line basis as general and administrative expense in the consolidated statement of loss.

Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases' commencement date but using the Company's incremental borrowing rate of 4.79% as at January 1, 2019.

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under mining interests and plant and equipment on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. Since January 1, 2019, payments attributed to the principal portion of the lease liabilities are classified as cash flows from financing activities.

The Company's activities as a lessor are not material.

IFRIC 23 Uncertainty over Income Tax Treatments

On January 1, 2019, the Company adopted IFRIC 23 Uncertainty over Income Tax Treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. In particular, it discusses how to determine the appropriate unit of account, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty, that the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, ie that detection risk should be ignored, that the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment, that the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and that the judgements and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgements. The adoption of IFRIC 23 had no impact on the consolidated financial statements for the year ended December 31, 2019.

4. Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value (including derivative instruments).

b) Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of loss and comprehensive loss. If control is obtained or lost as a result of a transaction, the identifiable net assets retained are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of loss. Acquisition costs are expensed as incurred.

The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

b) Business Combinations (continued)

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

c) Consolidation

The Company's financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases.  Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

The principal subsidiaries of the Company, all of which are wholly-owned, and their geographic locations at December 31, 2019 and 2018 were as follows:

Entity	Jurisdiction
Osisko Bermuda Limited	Bermuda
Barkerville Gold Mines Ltd.(i)	British Columbia
Coulon Mines Inc.	Canada
General Partnership Osisko James Bay	Québec
Osisko Mining (USA) Inc.	Delaware

(i) From November 21, 2019 (Note 7).

d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the parent Company.

Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of loss.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

d) Foreign currency translation (continued)

(ii) Transactions and balances (continued)

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

e) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is an unconditional and legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i) Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment. Dividend income on equity instruments measured at fair value through other comprehensive income (loss) is recognized in the statement of loss on the ex-dividend date.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

e) Financial instruments (continued)

(ii) Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Short-term debt securities
Notes and loans receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables
Reclamation deposits (term deposits)

Financial assets at fair value through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability component of convertible debentures
Borrowings under revolving credit facilities

Derivatives

Derivatives, other than warrants held in mining exploration and development companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

f) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

  Trade receivables; and
  Investments in debt instruments measured at amortized cost.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

f) Impairment of financial assets (continued)

Amounts receivable

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

g) Cash and cash equivalents

Cash includes cash on hand and deposits held with banks. Cash equivalents include other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

h) Refundable tax credits for mining exploration expenses

The Company is entitled to refundable tax credits on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credits are accounted for against the exploration and evaluation expenses incurred.

i) Inventories

Inventories are mainly comprised of gold and silver bullions and diamonds in saleable form that have not yet been sold. Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis.

j) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. The Company's share of profits or losses is recognized in the consolidated statement of loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss.

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company's interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of loss.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

k) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company's interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests.

On acquisition of a producing or a development royalty, stream and other interest, an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment at each reporting date if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (''CGU'') which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

l) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements Lease term

Furniture and office equipment 3-5 years

Exploration equipment and facilities 3-20 years

Mining plant and equipment (development) 5-20 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses), net in the consolidated statement of loss.

m) Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs for exploration and evaluation assets. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Exploration and evaluation expenditures include the cost of:

(i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities;

(ii) determining the optimal methods of extraction and metallurgical and treatment processes;

(iii) studies related to surveying, transportation and infrastructure requirements;

(iv) permitting activities; and

(v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

m) Exploration and evaluation expenditures (continued)

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i) the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;

(ii) the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;

(iii) in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv) the Company does not record exploration expenditures made by the farmee on the property.

n) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value-in-use and fair value less costs of disposal.

o) Provision for environmental rehabilitation

Provision for environmental rehabilitation, restructuring costs and legal claims, where applicable, is recognized when:

(i) The Company has a present legal or constructive obligation as a result of past events.

(ii) It is probable that an outflow of resources will be required to settle the obligation.

(iii) The amount can be reliably estimated.

The provision is measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The increase in the provision due to passage of time is recognized as finance costs. Changes in assumptions or estimates are reflected in the period in which they occur.

Provision for environmental rehabilitation represents the legal and constructive obligations associated with the eventual closure of the Company's property, plant and equipment. These obligations consist of costs associated with reclamation and monitoring of activities and the removal of tangible assets. The discount rate used is based on a pretax rate that reflects current market assessments of the time value of money and the risks specific to the obligation, excluding the risks for which future cash flow estimates have already been adjusted.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

o) Provision for environmental rehabilitation (continued)

Reclamation deposits

Reclamation deposits are term deposits held on behalf of the Government of the Province of British Columbia as collateral for possible rehabilitation activities on the Company's mineral properties in connection with permits required for exploration activities. Reclamation deposits are released once the property is restored to satisfactory condition, or as released under the surety bond agreement. As they are restricted from general use, they are included under non-current other assets on the consolidated balance sheets.

p) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

q) Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

q) Convertible debentures (continued)

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders' equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component.  Subsequent changes in the deferred tax liability are recognized through the consolidated statement of loss.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

r) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

s) Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

t) Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For royalty and stream agreements paid in-kind and for offtake agreements, the Company's performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer's acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

u) Leases

The Company is committed to long-term lease agreements, mainly for office space. Until December 31 2018, payments made under operating lease agreements were recognized in profit or loss on a straight-line basis over the term of the lease. Operating leases were leases in which a significant portion of the risks and rewards of ownership was retained by the lessor.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Significant accounting policies (continued)

u) Leases (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company's incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

v) Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

Deferred share units ("DSU") may be granted to directors and restricted share units ("RSU") may be granted to employees, directors and officers as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on the Company's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation. A liability for the DSU and RSU to be settled in cash is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value. The liability is recognized over the vesting period with a corresponding charge to share-based compensation.

w) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the warrants, share options, DSU and RSU and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding warrants, share options, DSU and RSU and convertible debentures.

x) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer ("CEO") who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company's operating segments. Following the acquisition of Barkerville (Note 7) in November 2019, the Company manages its business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. Prior to the acquisition of Barkerville, the Company had only one operating segment, which was acquiring and managing precious metal and other royalties, streams and similar interests. The comparative figures have been restated to conform to the current segments.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5. Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2019.  Many of these updates are not expected to have any significant impact on the Company and are therefore not discussed herein.

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The amendments to IAS 1 are effective for financial years beginning on or after January 1, 2020 and will not have a significant impact on the consolidated financial statements disclosures.

6. Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

Mineral reserves and resources - Royalties, streams and other assets

Royalty, stream and other interests comprise a large component of the Company's assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company's consolidated financial statements. These estimates are applied in determining the depletion of the Company's royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment, adjusted by the Company's internal geological specialists, as deemed necessary. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

Mineral reserves and resources - Exploration and development projects

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company's mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of royalty, stream and other interests

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve/resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Impairment of exploration and evaluation assets, mining interests and plant and equipment

The Company's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalized. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalized the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalized amount will be written off to the consolidated statement of loss.

Development activities commence after project sanctioning by senior management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalized exploration and evaluation expenditure. Such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the consolidated statement of loss.

The Company's recoverability of its recorded value of its exploration and evaluation assets, mining interests and plant and equipment is based on market conditions for metals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

At each reporting date, the Company evaluates each mining property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a prolonged period from completion of previous activities, the deferred expenditures related to that property or project are written off or written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required.

The recoverable amounts of exploration and evaluation assets, mining interests and plant and equipment are determined using the higher of value in use or fair value less costs of disposal. Value in use consists of the net present value of future cash flows expected to be derived from the asset in its current condition based on observable data. The calculations use cash flow projections based on financial budgets approved by management. These cash flow projections are based on expected recoverable ore reserves, selling prices of metals and operating costs. Fair value less costs of disposal consists of the expected sale price (the amount that a market participant would pay for the asset) of the asset net of transaction costs. The Company may use other approaches in determining the fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; (iii) market capitalization of comparable assets; and (iv) comparable sales transactions. Any changes in the quality and quantity of recoverable ore reserves, expected selling prices and operating costs could materially affect the estimated fair value of mining interests, which could result in material write-downs or write-offs in the future.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions (continued)

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of loss.

The Company performs annual impairment tests using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Provision for environmental rehabilitation

Provision for environmental rehabilitation is based on management best estimates and assumptions, which management believes are a reasonable basis upon which to estimate the future liability, based on the current economic environment. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management and are based on current regulatory requirements. Significant changes in estimates of discount rate, contamination, rehabilitation standards and techniques will result in changes to the provision from period to period. Actual reclamation and closure costs will ultimately depend on future market prices for the costs which will reflect the market condition at the time the costs are actually incurred. The final cost of the rehabilitation provision may be higher or lower than currently provided for.

Critical judgements in applying the Company's accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgement. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, and of royalty, stream and other interests and exploration and evaluation properties in particular, generally requires a high degree of judgement. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Investee - significant influence

The assessment of whether the Company has a significant influence over an investee requires the use of judgements when assessing factors that could give rise to a significant influence. Factors which could lead to the conclusion of having a significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; participation in the policy-making process; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

Changes in the judgements used in determining if the Company has a significant influence over an investee would impact the accounting treatment of the investment in the investee.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company's accounting policies (continued)

Impairment of investments in associates

The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

Impairment of exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) and royalty, stream and other interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment review include, but are not limited to, an expiry of the right to explore in the specific area during the period or will expire in the near future and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the Company or its farmee; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty, stream and other interests on exploration and evaluation properties could impact the impairment analysis.

Impairment of development and producing royalty, stream and other interests and goodwill

Assessment of impairment of development and producing royalty, stream and other interests and goodwill requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company's development and producing royalty, stream and other interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in mineral reserve and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Acquisition of Barkerville Gold Mines Ltd.

On November 21, 2019, the Company acquired all of the outstanding common shares of Barkerville that it did not already own at the date of the transaction. Barkerville is a Canadian exploration and development company focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada.

For each common share of Barkerville, shareholders received 0.0357 common share of Osisko. All of Barkerville's outstanding common share options have been exchanged for common share options ("Barkerville replacement share options") of Osisko using the same share exchange ratio as for the common shares valued at $1.9 million using the Black-Sholes option pricing model.

A total of 13,560,832 Osisko common shares were issued and valued at $160.6 million, based on the closing price of the Company's common shares on the transaction date. A total of 1,005,478 Barkerville replacement share options were issued and valued at $1.9 million, based on the Black-Sholes option pricing model. The fair value of the 10,000,000 Barkerville common share warrants already held by the Company and cancelled was estimated at $0.6 million, using the Black-Sholes option pricing model. Transaction costs amounted to $1.5 million and cash and cash equivalents acquired amounted to $8.3 million.

Prior to the acquisition date, Osisko held an initial investment of 183,625,585 common shares in Barkerville, which was considered as an investment in an associate, having a net book value of $101.4 million. On November 21, 2019, the date of acquisition of Barkerville, the fair value of the initial investment was $77.1 million and has been included as part of consideration for the transaction, resulting in a loss of $24.3 million recorded in the consolidated statements of loss under other (gains) losses, net. Osisko also held a 4% NSR royalty on the Cariboo gold project prior to the acquisition of Barkerville having a net book value of $56.1 million, which was transferred from royalty, stream and other interests to mining interests and plant and equipment on the consolidated balance sheets.

In accordance with the early adoption of the amendments to IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not constitute a business. IFRS 3 proposes a screening test that determines that a set of activities and assets is not a business if substantially all the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The total purchase price of $241.7 million was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid		$

Issuance of 13,560,832 common shares		160,564
Fair value of 183,625,585 Barkerville common shares already held		77,123
Fair value of 1,005,478 Barkerville replacement share options issued		1,912
Fair value of 10,000,000 warrants of Barkerville already held by Osisko and cancelled		589
Osisko's transaction costs		1,513
		241,700

Net assets acquired	$

Cash and cash equivalents		8,312
Other current assets		4,565
Reclamation deposits		5,361
Plant and equipment		13,968
Mineral properties		247,054
Accounts payable and accrued liabilities		(16,320)
Provision and other liabilities		(21,239)
		241,700

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Cash

As at December 31, 2019 and 2018, cash held in U.S. dollars amounted respectively to US$73.5 million ($95.5 million) and US$52.7 million ($71.9 million).

9. Short-term investments

As at December 31, 2019, short-term investments are comprised of a $15.9 million secured senior loan ($10.0 million as at December 31, 2018) (Note 12) with Falco Resources Ltd. ("Falco"), an associate of Osisko, bearing interest at a rate of 7%, compounded quarterly, and payable on December 31, 2020. As at December 31, 2019, short-term investments also included three other notes receivable from exploration and development mining companies for an aggregate amount of $4.8 million, bearing interest rates ranging from 10.5% to 12.0% and having maturity dates in May and June 2020.

10. Amounts receivable

	December 31,	December 31,
	2019	2018
	$	$

Revenues receivable from royalty, stream and other interests	1,257	6,643
Interest income receivable	2,133	1,991
Amounts receivable from associates(i)	641	3,225
Sales taxes, tax credits and other receivables	2,299	462
	6,330	12,321

(i) Amounts receivable from associates for cost recoveries are mainly related to professional services and office rent.

11. Other assets

	December 31,	December 31,
	2019	2018
	$	$
Current

Prepaid expenses	3,516	1,015
Inventories	1,656	-
	5,172	1,015
Non-current

Reclamation deposits	5,361	-
Deferred financing fees	1,579	1,468
	6,940	1,468

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Investments in associates

	2019	2018
	$	$
Balance - January 1	304,911	257,433
Acquisitions	37,335	87,134
Interests receivable paid in shares	1,820	-
Exercise of warrants	2,209	-
Transfers from other investments	-	7,048
Share of loss, net	(22,209)	(9,013)
Share of other comprehensive income (loss), net	(352)	433
Net gain (loss) on ownership dilution	(3,687)	1,545
Disposals (Note 22)	(84,293)	-
Loss on disposals	(2,440)	-
Deemed disposal (Note 7)	(77,123)	-
Gain (loss) on deemed disposals (i)	(24,255)	6,956
Impairment (ii)	(12,500)	-
Transfers to other investments	(9,676)	(46,625)
Deemed repurchase of Osisko common shares held by an associate (iii)	(6,100)	-
Balance - December 31	103,640	304,911

(i) Refer to Note 7 for the 2019 loss on deemed disposals.

On September 7, 2018, Orion announced the completion of the acquisition and privatization of Dalradian Resources Inc. ("Dalradian"), an associate of Osisko, for cash consideration of $1.47 per common share. The common shares held by Osisko were not acquired in the transaction. Following the transaction, Osisko had a put right on its Dalradian shares, which was exercised in 2019 (Note 21), allowing Osisko to sell them at a price of $1.47 per share. Following the 2018 transaction, management had concluded that it had lost its significant influence over Dalradian and had transferred its investments from associates to other investments. This transfer from investments from associates to other investments resulted in a deemed disposal of the shares and the recognition of the difference between the carrying amount of the Dalradian investment under the equity method before the transaction and the fair value of the other investment after the transaction.

(ii) On September 30, 2019, the Company determined that its net investment in Falco was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and the business outlook for the investee, including factors such as the current and expected status of the investee's development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded during the three months ended September 30, 2019.

(iii) Osisko Mining Inc. ("Osisko Mining"), an associate of Osisko, held common shares of Barkerville prior to the acquisition (Note 7). Following the acquisition of Barkerville, Osisko Mining has received common shares of Osisko, which resulted in a deemed repurchase of common shares by the Company and a related reduction in the net investment in Osisko Mining, based on the 15.9% interest held in Osisko Mining.

Material investments

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2019, and a 1% NSR royalty on other properties held by Osisko Mining. The Company invested $18.0 million in Osisko Mining in 2018 and an additional $7.7 million in 2019.

As at December 31, 2019, the Company holds 45,969,569 common shares representing a 15.9% interest in Osisko Mining (16.7% as at December 31, 2018). Based on the fact that some directors of Osisko are also directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Investments in associates (continued)

Material investments (continued)

Osisko Metals Incorporated

Osisko Metals Incorporated ("Osisko Metals") is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 1.5% NSR royalty on the Pine Point mining camp (acquired in January 2020 for $6.5 million) and a 1% NSR royalty on the Bathurst mining camp. The Company invested $3.0 million in Osisko Metals in 2018 and an additional $7.8 million in 2019.

As at December 31, 2019, the Company holds 29,877,397 common shares representing a 17.9% interest in Osisko Metals (12.7% as at December 31, 2018). Based on the fact that some officers and directors of Osisko are also directors of Osisko Metals, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

The financial information of the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Mining		Osisko Metals		Barkerville		Victoria		Falco
	2019(i)	2018(ii)	2019(i)	2018(ii),(vii)	2019(iii)	2018(ii)	2019(iv)	2018(v)	2019(vi)	2018(ii)
	$	$	$	$	$	$	$	$	$	$

Current assets	130,495	121,424	13,166	27,397	n/a	32,533	n/a	50,084	n/a	9,209
Non-current assets	526,926	411,548	81,337	59,827	n/a	166,995	n/a	427,529	n/a	132,255
Current liabilities	25,833	13,540	6,139	10,867	n/a	17,196	n/a	90,527	n/a	40,415
Non-current liabilities	68,773	29,434	3,246	500	n/a	14,172	n/a	87,811	n/a	9,758
Revenues	-	-	-	-	-	-	-	-	-	-
Net earnings (loss) from continuing operations and net income (loss)	(82,554)	(19,022)	(4,280)	(2,819)	(842)	8,907	(8,587)	(1,278)	(8,589)	(6,713)
Other comprehensive income (loss)	(4,453)	(7,843)	(327)	837	10	(181)	(81)	(307)	-	-
Comprehensive income (loss)	(87,007)	(26,865)	(4,607)	(1,982)	(832)	8,726	(8,668)	(1,585)	(8,589)	(6,713)

Carrying value of investment(viii)	73,967	89,766	15,389	8,625	n/a	95,695	n/a	56,972	n/a	21,128
Fair value of investment(viii)	186,177	131,673	12,698	7,510	n/a	65,146	n/a	44,558	n/a	10,449

(i) Information is for the reconstructed twelve months ended September 30, 2019 and as at September 30, 2019.

(ii) Information is for the reconstructed twelve months ended September 30, 2018 and as at September 30, 2018.

(iii) Information is for the reconstructed twelve months ended September 30, 2019. Following the acquisition of Barkerville on November 21, 2019 (Note 7), Barkerville became a wholly-owned subsidiary of Osisko.

(iv) Information is for the reconstructed six months ended May 31, 2019. The Victoria investment was disposed on July 15, 2019 (Note 21).

(v) Information is for the reconstructed twelve months ended November 30, 2018 and as at November 30, 2018.

(vi) Information is for the reconstructed twelve months ended September 30, 2019. Falco is not considered an individually material associate since October 1, 2019, following an impairment charge on the net investment of $12.5 million.

(vii) Osisko Metals became an individually material associate during the three months period ended December 31, 2019.

(viii) As at December 31, 2019 and 2018.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2019	2018
	$	$
Aggregate amount of the Company's share of net loss	(2,058)	(4,194)
Aggregate amount of the Company's share of other comprehensive income	-	897
Aggregate carrying value of investments	14,284	41,351
Aggregate fair value of investments	21,166	41,198

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Other investments

	2019	2018
	$	$
Fair value through profit or loss (warrants)
Balance - January 1	3,348	8,092
Acquisitions	1,085	3,093
Exercise	(1,055)	-
Change in fair value	(1,089)	(7,837)
Deemed disposal (Note 7)	(589)	-
	1,700	3,348

Fair value through other comprehensive income (shares)
Balance - January 1	104,055	106,841
Acquisitions	27,259	14,453
Transfer from associates (Note 12)	9,676	46,625
Change in fair value	13,287	(29,773)
Transfer to associates (Note 12)	-	(7,048)
Disposals - Share Repurchase (Note 21)	(90,546)	-
Disposals (i)	(6,322)	(27,043)
Balance - December 31	57,409	104,055

Amortized cost
Balance - January 1	2,200	200
Acquisition (Note 14)	8,778	2,000
Transfer to short-term investments	(2,200)	-
Balance - December 31	8,778	2,200
Total	67,886	109,603

(i) In 2019, an investment in a company classified as an investment at fair value through other comprehensive income was acquired by way of a share exchange. This non-cash transaction resulted in the disposal of the investment in the acquiree and the acquisition of an investment in the acquirer for an amount of $5.7 million.

Other investments comprise common shares, warrants, notes receivable and credit facilities, mostly from Canadian publicly traded companies. As at December 31, 2018, other investments also comprised the common shares held in Dalradian, which was a private company from September 7, 2018 up to its disposal in June 2019 (Note 12).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests

		2019
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	707,723	606,410	100,535	1,414,668
Acquisitions	41,529	48,573	-	90,102
NSR royalty on the Cariboo properties owned prior to the acquisition of Barkerville (Note 7)	(56,070)	-	-	(56,070)
Transfer	(10,000)	10,000	-	-
Disposal	(2,277)	-	(47,116)	(49,393)
Depletion	(20,908)	(23,335)	(2,766)	(47,009)
Impairment	(27,689)	(138,689)	(27,213)	(193,591)
Translation adjustments	(4,741)	(19,795)	(3,659)	(28,195)
Balance - December 31	627,567	483,164	19,781	1,130,512

Producing
Cost	604,950	509,179	18,792	1,132,921
Accumulated depletion and impairment	(345,521)	(141,826)	(13,001)	(500,348)
Net book value - December 31	259,429	367,353	5,791	632,573

Development
Cost	185,636	168,290	31,881	385,807
Accumulated depletion and impairment	-	(52,479)	(27,070)	(79,549)
Net book value - December 31	185,636	115,811	4,811	306,258

Exploration and evaluation
Cost	182,502	-	9,179	191,681
Accumulated depletion	-	-	-	-
Net book value - December 31	182,502	-	9,179	191,681
Total net book value - December 31	627,567	483,164	19,781	1,130,512

Main acquisitions - 2019

 Horne 5 property - silver stream (Falco Resources Ltd.)

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment ($10.0 million was included under Short-term investment on the consolidated balance sheet and $10.0 million was under Royalty, stream and other interests as the note was convertible into a 1% NSR royalty at the sole discretion of Osisko) and the remaining balance of $5.0 million was paid to Falco.

 Dublin Gulch property - NSR royalty (Victoria Gold Corp.)

In 2018, Osisko acquired from Victoria Gold Corp. ("Victoria"), an associate of the Company at the time, a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. During the year ended December 31, 2018, payments totaling $78.4 million were made under the royalty agreement. The remaining balance of $19.6 million was paid during the three months ended March 31, 2019.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests (continued)

Main acquisitions - 2019 (continued)

Mantos Blancos - silver stream (Mantos Copper S.A.)

In September 2019, Osisko invested an additional US$25.0 million ($33.4 million) on its existing silver stream with Mantos Copper S.A. with respect to 100% of the silver produced from the Mantos Blancos copper mine located in Chile. Under the terms of the stream amendments, the ongoing transfer price payment per ounce were reduced from 25% to 8% of the spot silver price on the date of delivery and the tail stream was increased from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered. In addition, Mantos Copper S.A.'s right to buy back 50% of the silver stream in September 2019 or 2020 has been terminated.

Main disposal - 2019

Brucejack offtake

In September 2019, Osisko Bermuda Limited ("OBL"), a wholly owned subsidiary of Osisko, has entered into an agreement with Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. in regards to the sale of OBL's interest in the Brucejack gold offtake contract for a cash purchase price of US$41.3 million ($54.7 million). An amount of US$31.2 million ($41.3 million) was paid on September 30, 2019 and the remaining US$10.1 million ($13.4 million) was paid on November 30, 2019. The disposal generated a gain of US$5.8 million ($7.6 million).

Update on the Renard mine diamond stream (Credit bid transaction for Stornoway Diamond Corporation)

On September 9, 2019, Osisko announced that it had entered into a letter of intent ("LOI") with Stornoway Diamond Corporation ("Stornoway") and certain of its subsidiaries  alongside other secured creditors under the bridge financing agreement entered into with Stornoway on June 10, 2019, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (collectively the "Secured Creditors").

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions ("Credit Bid Transaction").

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to continue to reinvest its proceeds from the stream for a period of one year from the date of closing of the Credit Bid Transaction. As of December 31, 2019, an amount of $6.3 million was advanced from the proceeds of the stream deliveries and is included in short-term investments.

In connection with the Credit Bid Transaction, Stornoway had applied on September 9, 2019 to the Superior Court of Québec (Commercial Division) for protection under the CCAA in order to restructure its business and financial affairs.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20.0 million, which facility is secured by a priority charge over the assets of Stornoway. Osisko's attributable portion of the working capital facility will be approximately $7.0 million, of which $2.5 million was advanced as of December 31, 2019. The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which is considered as an associate from that date.

Main impairments - 2019

Renard mine diamond stream (Stornoway Diamond Corporation)

In March 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests (continued)

Main impairments - 2019 (continued)

Renard mine diamond stream (Stornoway Diamond Corporation) (continued)

In September 2019, the operator of the Renard diamond mine, Stornoway Diamond Corporation, announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of $47.2 million ($34.6 million, net of income taxes) on the Renard diamond stream.

On September 30, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $70.2 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.6%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $7.0 million ($5.1 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $3.0 million ($2.2 million, net of income taxes).

Amulsar stream and offtake (Lydian International Limited)

In September 2019, Lydian International Limited announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15-month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project in Armenia. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of US$9.9 million ($13.1 million) on the Amulsar stream and offtake.

On September 30, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$73.7 million ($97.0 million), which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,350 and US$17.75, respectively, and a post-tax real discount rate of 6.1%.

In December 2019, Lydian International Limited announced that it had applied to the Ontario Superior Court of Justice for protection under the CCAA in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of US$51.3 million ($66.7 million) on the Amulsar stream and offtake.

On December 31, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$22.3 million ($29.0 million), which was determined by the fair value less cost of disposal using discounted cash-flows approaches and estimated probabilities of different exit scenarios from CCAA. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the potential amendment of the Amulsar stream over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,400 and US$17.50, respectively, a post-tax real discount rate of 10.1% and potential amendments of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process.

A sensitivity analysis was performed by management for the long-term gold and silver prices and the post-tax real discount rate (in isolation). If the long-term gold and silver prices per ounce applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of US$2.0 million ($2.6 million). If the probabilities of the different scenarios had been 10% lower (negative) than management's estimates, the Company would have recognized an additional impairment charge of US$4.5 million ($5.8 million). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of US$1.6 million ($2.1 million).

In addition, an impairment of US$3.6 million ($4.7 million) was taken on a note receivable and amounts receivable from Lydian.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests (continued)

Main impairments - 2019 (continued)

Éléonore royalty (Newmont Corporation)

In February 2020, the operator of the Éléonore gold mine in Québec, Canada, announced that it has updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. As a result of the update, proven and probable gold mineral reserves and resources decreased by approximately 50%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of $27.2 million ($20.0 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2019.

On December 31, 2019, the Éléonore NSR royalty was written down to its estimated recoverable amount of $101.3 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 355,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,400 per ounce and a post-tax real discount rate of 4.1%, adjusted for the decrease in reserves and resources.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management's estimates (US$1,260 per ounce instead of US$1,400 per ounce), the Company would have recognized an additional impairment charge of $10.1 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates (5.1% instead of 4.1%), the Company would have recognized an additional impairment charge of $4.2 million.

		2018
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	770,530	700,078	105,164	1,575,772
Acquisitions	109,670	31,431	-	141,101
Conversion	-	4,278	(4,278)	-
Disposal	-	(150,289)	-	(150,289)
Depletion	(26,972)	(21,217)	(4,423)	(52,612)
Impairment	(153,639)	-	(4,561)	(158,200)
Translation adjustments	8,134	42,129	8,633	58,896
Balance - December 31	707,723	606,410	100,535	1,414,668

Producing
Cost	510,738	489,407	68,072	1,068,217
Accumulated depletion and impairment	(297,137)	(33,502)	(10,665)	(341,304)
Net book value - December 31	213,601	455,905	57,407	726,913

Development
Cost	270,066	150,505	33,486	454,057
Accumulated depletion	-	-	-	-
Net book value - December	270,066	150,505	33,486	454,057

Exploration and evaluation
Cost	224,056	-	9,642	233,698
Accumulated depletion	-	-	-	-
Net book value - December 31	224,056	-	9,642	233,698
Total net book value - December 31	707,723	606,410	100,535	1,414,668

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests (continued)

Main acquisitions - 2018

Dublin Gulch property NSR royalty (Victoria)

In April 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada, and acquired common shares of Victoria for $50.0 million. The 5% NSR royalty applies to all metals and minerals produced from the Dublin Gulch property, until an aggregate of 97,500 ounces of refined gold has been delivered to Osisko, and a 3% NSR royalty thereafter. The first tranche of the $98.0 million purchase price, representing $49.0 million, was paid on the closing of the transaction and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion (or a third party). In 2018, two payments of $14.7 million were made to Victoria as part of the second tranche of the royalty purchase price, and the remaining commitment of $19.6 million was paid in 2019. The common shares of Victoria were disposed in 2019 (Note 21).

 Cariboo property NSR royalty (Barkerville)

In September 2018, Osisko entered into a second amended and restated royalty purchase agreement with Barkerville pursuant to which it has acquired an additional 1.75% NSR royalty for the aggregate purchase price of $20.0 million on the Cariboo property, increasing the total NSR royalty held by Osisko to 4%. Osisko acquired Barkerville in November 2019, which became a wholly-owned subsidiary (Note 7).

 Renard mine diamond stream (Stornoway Diamond Corporation)

In October 2018, Osisko announced that it has entered into an amended and restated purchase and sale agreement (the "Amended Renard Streaming Agreement") with Stornoway in relation to the Renard stream ("Renard Stream Amendment"). As part of the Amended Renard Streaming Agreement, Osisko, along with Caisse de dépôt et placement du Québec, Triple Flag Mining Finance Bermuda Ltd., Albion Exploration Fund, LLC and Washington State Investment Board (collectively, the "Streamers"), which collectively own a 20% diamond stream on the Renard mine (9.6% stream attributable to Osisko) (the "Renard Stream"), paid Stornoway the U.S. dollar equivalent of $45.0 million in cash ($21.4 million attributable to Osisko) as an additional up-front deposit to Stornoway.

The terms of the Amended Renard Streaming Agreement provide that the Streamers shall continue to hold a 20% undivided interest (9.6% stream attributable to Osisko) in all diamonds produced from the Renard mining property for the life of the mine (prior to the amendment, the stream was applicable to all diamonds produced from the first 5 project kimberlites to be mined at Renard for the life of mine, and the first 30 million carats from the property overall). Upon the completion of a sale of diamonds, the Streamers will remit to Stornoway a cash transfer payment which shall be the lesser of 40% of achieved sales price and US$40 per carat (prior to the amendment, the cash transfer was a fixed amount of US$50 per carat escalating at 1% per annum).

In addition, for the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the Streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Royalty, stream and other interests (continued)

 Disposal - 2018

Brucejack gold and silver stream (Pretium Resources Inc.)

In September 2018, Osisko announced that Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko, had received a notice from Pretium Resources Inc. ("Pretium") in regards to its election to exercise its option to fully repurchase OBL's interest in the Brucejack gold and silver stream, as provided for in the purchase and sale agreement between the parties dated September 15, 2015 (the "Stream Agreement"). Under the Stream Agreement, Pretium had an option to repurchase 100% of OBL's share of the Brucejack gold and silver stream by making a payment of US$118.5 million to OBL on December 31, 2018. In order to exercise this option, Pretium had to provide 90 days' prior written notice to OBL.

In December 2018, OBL received the proceeds of US$118.5 million ($159.4 million) from Pretium. The book value of the Brucejack gold and silver stream was US$111.7 million ($150.3 million), which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million) presented on the consolidated statement of loss for the year ended December 31, 2018.

Impairments - 2018

In 2018, the Company recorded impairment charges of $159.0 million ($118.3 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests and $0.8 million to write-off an amount receivable from the operator of an impaired asset.

Éléonore NSR royalty

In October 2018, the operator of the Éléonore gold mine in Québec, Canada, announced that it has updated its mineral reserve and resource estimates for the Éléonore mine as at June 30, 2018. As a result of the update, proven and probable gold mineral reserves and resources decreased by 21%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2018. The Company recorded an impairment charge of $148.5 million ($109.1 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2018.

On December 31, 2018, the Éléonore NSR royalty was written down to its estimated recoverable amount of $138.6 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 400,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,300 per ounce and a post-tax real discount rate of 5.1%, adjusted for the decrease in reserves and resources.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management's estimates (US$1,170 per ounce instead of US$1,300 per ounce), the Company would have recognized an additional impairment charge of $13.9 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates (6.1% instead of 5.1%), the Company would have recognized an additional impairment charge of $7.8 million.

Other assets impaired

The Company recorded additional impairment charges on royalty and offtake interests of $9.7 million ($8.3 million net of income taxes) on assets for which the Company does not expect to receive future revenues, and on assets held by companies that have ceased or are expected to cease production or are in bankruptcy.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Mining interests and plant and equipment

	2019			2018
	Mining interests	Plant and equipment	Total	Plant and equipment
	$	$	$	$

Net book value - January 1	-	189	189	258
Adoption of IFRS 16 (Note 4)	-	9,432	9,432	-
Acquisition of Barkerville (Note 7)	258,153	13,968	272,121	-
NSR royalty held on the Cariboo property prior to the acquisition of Barkerville (Note 7)	56,070	-	56,070	-
Additions	5,555	1,595	7,150	105
Depreciation	-	(1,499)	(1,499)	(174)
Depreciation capitalized	230	-	230	-
Net book value - December 31	320,008	23,685	343,693	189

Closing balance
Cost	320,008	25,681	345,689	684
Accumulated depreciation	-	(1,996)	(1,996)	(495)
Net book value	320,008	23,685	343,693	189

16. Exploration and evaluation

	2019	2018
	$	$
Net book value - January 1	95,002	102,182
Additions	221	257
Investments tax credits	-	(93)
Transfer to royalty, stream and other interests (i)	(2,288)	-
Impairments (ii)	(49,986)	(7,344)
Net book value - December 31 (iii)	42,949	95,002
Balance - December 31
Cost	101,139	103,206
Accumulated impairment	(58,190)	(8,204)
Net book value - December 31 (iii)	42,949	95,002

(i) In 2016, Osisko entered into an earn-in agreement with Osisko Mining on the Kan property. In 2019, Osisko Mining reached the minimal investment threshold on the Kan property. Therefore, a 100% interest in the Kan property was transferred to Osisko Mining (now held by O3 Mining Inc.) and Osisko holds an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Kan property.

(ii) In 2019, the Company incurred an impairment charge of $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project in Canada for which the Company determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. On December 31, 2019, the Coulon project was written down to its estimated recoverable amount of $10.0 million, which was determined by the fair value less cost of disposal using a market approach, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized. In 2018, the Company had incurred an impairment charge of $7.3 million ($5.4 million, net of income taxes) on certain exploration and evaluation properties in Canada for which substantive exploration and evaluation expenditures (taking into consideration such expenditures to be incurred by a farmee) is neither budgeted nor planned or for which the Company (or the farmee) has decided to discontinue such activities.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Exploration and evaluation (continued)

(iii) Exploration and evaluation assets having a net book value of $31.7 million as at December 31, 2019 ($34.0 million as at December 31, 2018) are subject to different earn-in agreements with O3 Mining Inc. ("O3 Mining"), an associate of the Company. Under the earn-in agreements (originally signed in 2016 with Osisko Mining, which has transferred them to O3 Mining in 2019), O3 Mining may earn a 100% interest in most of Osisko's exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project) upon completing expenditures of $26.0 million over an initial 7-year period; O3 Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over an initial 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the properties. In 2019, investments on the properties by the farmee amounted to approximately $2.0 million for a total to date of $6.6 million.

17. Goodwill

The Company's goodwill is allocated to a group of cash generating units: the Éléonore NSR royalty and the Canadian Malartic NSR royalty ("CGUs").

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Éléonore and Canadian Malartic mines:

	2019	2018
Long-term gold price (per ounce)	US$1,400	US$1,300
Long-term silver price (per ounce)	US$18	US$18
Post-tax real discount rate	4.1%	5.1%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company's management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Accounts payable and accrued liabilities

	December 31,	December 31,
	2019	2018
	$	$

Payables on metals received from offtakes	-	5,190
Trade payables	6,836	217
Other payables	6,044	5,246
Accrued interests on long-term debt	265	46
Other accrued liabilities	5,627	1,033
	18,772	11,732

19. Provisions and other liabilities

			2019			2018
	Restricted share units(i)	Deferred share units(i)	Environmental rehabilitation(iii)	Lease liabilities(iii)	Total	Restricted share units	Deferred share units	Total
	$	$	$	$	$	$	$	$
Balance - Beginning of period	32	3,462	-	-	3,494	4,343	3,325	7,668
Acquisition of Barkerville (Note 7)	-	-	20,549	-	20,549	-	-	-
Adoption of IFRS 16 (Note 4)	-	-	-	10,893	10,893	-	-	-
New liabilities	11	416	-	-	427	1,906	1,323	3,229
Accretion	-	-	89	-	89	-	-	-
Settlement of liabilities	(45)	(544)	-	(766)	(1,355)	(2,618)	(499)	(3,117)
RSU to be settled in equity	-	-	-	-	-	(2,426)	-	(2,426)
DSU to be settled in equity	-	(3,722)	-	-	(3,722)	-	-	-
Revision of estimates	2	388	(111)	-	279	(1,173)	(687)	(1,860)
Balance - End of period	-	-	20,527	10,127	30,654	32	3,462	3,494
Current portion	-	-	493	796	1,289	32	3,462	3,494
Non-current portion	-	-	20,034	9,331	29,365	-	-	-
	-	-	20,527	10,127	30,654	32	3,462	3,494

(i) Additional information on the Deferred Share Units ("DSU") and Restricted Share Units ("RSU") are presented in Note 21.

(ii) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at December 31, 2019, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $23.4 million. The weighted average actualization rate used is 4.2% and the disbursements are expected to be made between 2020 and 2024 as per the current closure plans.

(iii) The lease liabilities are described in Note 4.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Long-term debt

The movements in the long-term debt are as follows:

	2019	2018
	$	$
Balance - January 1	352,769	464,308
Increase in revolving credit facility	19,772	-
Decrease in revolving credit facility	(30,000)	(123,475)
Amortization of transaction costs	2,134	2,036
Accretion expense	4,657	4,456
Foreign exchange revaluation impact	(290)	5,444
Balance - December 31	349,042	352,769

The summary of the long-term debt is as follows:

	December 31,	December 31,
	2019	2018
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	19,482	30,000
Long-term debt	369,482	380,000
Unamortized debt issuance costs	(6,733)	(8,867)
Unamortized accretion on convertible debentures	(13,707)	(18,364)
Long-term debt, net of issuance costs	349,042	352,769
Current portion	-	-
Non-current portion	349,042	352,769
	349,042	352,769

(i) Convertible debenture (2016)

The $50.0 million convertible debenture held by Ressources Québec, a wholly-owned subsidiary of Investissement Québec, bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec is entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii) Convertible debentures (2017)

The $300.0 million convertible debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The convertible debentures are convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The convertible debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Long-term debt (continued)

(iii) Revolving credit facility

In September 2019, the Company amended its Facility increasing the amount from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million), and extended its maturity date by one year to November 14, 2023.

The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate ("LIBOR") plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2019, the Facility was drawn for US$15.0 million ($19.5 million) and the effective interest rate was 4.22%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at December 31, 2019, all such ratios and requirements were met.

21. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

157,469,361 common shares

Share repurchase and secondary offering

On June 25, 2019, Osisko announced that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the "Secondary Offering") at an offering price of $14.10 per common share (the "Secondary Offering Price"). Osisko has not received any of the proceeds of the Secondary Offering. Orion has granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

In a concurrent transaction, Osisko purchased for cancellation 12,385,717 of its common shares from Orion (the "Share Repurchase"), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consists of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also sold to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase resulted in an 8% reduction in basic common shares outstanding following the Share Repurchase.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital (continued)

Shares (continued)

Share repurchase and secondary offering (continued)

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

On July 15, 2019, Osisko and Orion closed the second tranche of the Share Repurchase for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria to another entity managed by Orion Resource Partners for a cash consideration of $71.4 million).

Company	Settlement	Quarter	Value

Victoria Gold Corp. (associate)	Cash	Third	$71.4 million
Dalradian Resources Inc. (other investment)	Cash	Second	$58.1 million
Aquila Resources Inc. (associate)	Transfer	Second	$9.7 million
Highland Copper Company Inc. (associate)	Transfer	Second	$3.0 million
Other investments	Transfer	Second	$32.4 million

$174.6 million

The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Employee Share Purchase Plan

In October 2015, the Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee's contribution towards the acquisition of common shares from treasury on a quarterly basis. A maximum of 1.0% of the issued and outstanding common shares are reserved for issuance under the current plan.

Normal Course Issuer Bid

In December 2018, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2018 NCIB program, Osisko could acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program were authorized until December 11, 2019. Daily purchases were limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 common shares.

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 common shares.

During the year ended December 31, 2019, the Company purchased for cancellation a total of 983,900 common shares under the 2018 NCIB program for $11.8 million (average acquisition price per share of $12.02).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital (continued)

Shares (continued)

Normal Course Issuer Bid (continued)

During the year ended December 31, 2018, the Company purchased for cancellation a total of 1,860,299 common shares under the 2017 NCIB Program for $23.1 million and a total of 849,480 common shares under the 2018 NCIB Program for $9.8 million (for a total of 2,709,779 common shares acquired for $32.9 million, for an average acquisition price per share of $12.16), of which an amount of $1.7 million was included in accounts payable and accrued liabilities on the consolidated balance sheet at December 31, 2018 (paid in January 2019).

Dividends

The following table provides details on the dividends declared for the years ended December 31, 2019 and 2018:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000	5,087,058
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,145,000	8,157,756
July 31, 2019	0.05	September 30, 2019	October 15, 2019	7,200,000	5,672,755
November 6, 2019	0.05	December 31, 2019	January 15, 2020	7,874,000	6,666,723
	0.20			29,976,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000	27,302,917
May 3, 2018	0.05	June 29, 2018	July 16, 2018	7,811,000	8,097,787
August 2, 2018	0.05	September 28, 2018	October 15, 2018	7,812,000	28,065,085
November 6, 2018	0.05	December 31, 2018	January 15, 2019	7,779,000	29,627,597
Year 2018	0.20			31,213,000

(i) Number of common shares held by shareholders participating to the dividend reinvestment plan described below.

Dividend reinvestment plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U. S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2019, the holders of 6,666,723 common shares had elected to participate in the DRIP, representing dividends payable of $0.3 million. During the year ended December 31, 2019, the Company issued 198,609 common shares under the DRIP, at a discount rate of 3% (310,492 common shares in 2018 at a discount rate of 3%). On January 15, 2020, 28,351 common shares were issued under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Share capital (continued)

Capital management

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through strategic investments in exploration and development companies and through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company's management and governed by the Board of Directors.

	December 31,	December 31,
	2019	2018
	$	$
Long-term debt	349,042	352,769
Total equity	1,493,446	1,771,595
Undrawn revolving credit facility(i)	380,518	320,000
	2,223,006	2,444,364

(i) Excluding the potential additional available credit (accordion) of $100.0 million as at December 31, 2019 and 2018 (Note 19).

There were no changes in the Company's approach to capital management during the year ended December 31, 2019, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 20) as at December 31, 2019.

22. Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	2019			2018
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i),(ii)	Amount	price	Warrants(i),(ii)	Amount	price
		$	$		$	$
Balance - January 1	11,195,500	30,901	27.61	11,195,500	30,901	27.61
Expired (i)	(5,715,500)	(12,829)	19.08	-	-	-
Balance - December 31	5,480,000	18,072	36.50	11,195,500	30,901	27.61

(i) 5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 expired unexercised on February 26, 2019.

(ii) 5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share-based compensation

Share options

The Company offers a share option plan (the "Plan") to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

The following table summarizes information about the movement of the share options outstanding:

	2019		2018
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - January 1	4,305,980	14.49	3,537,123	14.90
Granted(i)	1,292,200	13.51	886,900	12.85
Issued - Barkerville replacement share options(ii)	1,005,478	14.89	-	-
Exercised	(1,355,531)	14.59	-	-
Exercised - Virginia replacement share options(iii)	(148,984)	11.51	(2,710)	13.93
Forfeited	(151,800)	13.74	(70,467)	14.43
Expired	(7,999)	15.80	(44,866)	15.15
Balance - December 31	4,939,344	14.40	4,305,980	14.49
Options exercisable - December 31	2,988,713	14.87	2,720,879	14.72

(i) Options were granted to officers, management, employees and/or consultants.

(ii) Share options issued as replacement share options following the acquisition of Barkerville (Note 7).

(iii) Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share-based compensation (continued)

Share options (continued)

The weighted average share price when share options were exercised during the year ended December 31, 2019 was $16.24 ($14.71 for the year ended December 31, 2018).

The following table summarizes the Company's share options outstanding as at December 31, 2019:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

6.94 - 9.98	212,708	7.80	0.7	212,708	7.80
10.58 - 12.97	1,187,408	12.65	4.2	410,076	12.39
13.10 - 14.78	1,815,139	13.53	2.9	897,039	13.44
15.80 - 18.07	1,570,579	16.41	1.8	1,315,380	16.39
24.72 - 27.77	153,510	26.60	2.4	153,510	26.60
	4,939,344	14.40	2.8	2,988,713	14.87

Share options - Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2019	2018
Dividend per share	1%	1%
Expected volatility	34%	35%
Risk-free interest rate	2%	2%
Expected life	49 months	46 months
Weighted average share price	$13.51	$12.85
Weighted average fair value of options granted	$3.41	$3.37

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2019, the total share-based compensation related to share options on the consolidated statement of loss amounted to $2.9 million ($3.1 million in 2018).

Deferred and restricted share units

The Company has a Deferred Share Unit Plan and a Restricted Share Unit Plan, which allow DSU and RSU to be granted to directors, officers and employees as part of their long-term compensation package and entitling them to receive payout in cash. In 2018 and 2019 respectively, the RSU and DSU plans were amended to provide for the right of the Company to settle a payment in the form of common shares, cash or a combination of common shares and cash (the "Amended RSU Plan").

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23. Share-based compensation (continued)

Deferred and restricted share units (continued)

The following table summarizes information about the DSU and RSU movements:

	2019				2018
	DSU(i) (cash)	DSU(i) (equity)	RSU (cash)	RSU(ii) (equity)	DSU (cash)	RSU(iii) (cash)	RSU(iii) (equity)

Balance - Beginning of period	317,209	-	3,046	848,759	266,442	600,627	-
Granted	-	66,000	-	592,300	82,600	23,700	429,262
Reinvested (dividends on common shares)	2,352	2,529	23	14,600	4,696	7,064	6,277
Settled	(37,185)	(16,866)	(3,069)	(176,704)	(36,529)	(192,719)	-
Transfer from cash-settled to equity-settled	(282,376)	282,376	-	-	-	(428,090)	428,090
Forfeited	-	(8,832)	-	(88,917)	-	(7,536)	(14,870)
Balance - End of period	-	325,207	-	1,190,038	317,209	3,046	848,759
Balance - Vested	-	267,565	-	70,320	233,883	-	69,257

(i) In May 2019, following an amendment to the DSU Plan, all outstanding DSU were transferred from cash-settled to equity-settled as the Company now intends to settle these DSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

The DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2019 have a weighted average value of $13.61 per DSU ($13.18 per DSU in 2018).

(ii) 68,162 RSU were granted to management in 2018 as part of the 2017 short-term incentive plan (70,320 RSU after reinvestment of dividends), representing a value of $1.0 million. These RSU vested on December 31, 2019 and a total of 32,492 common shares were issued in January 2020 (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities).

On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and will vest and be payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. An additional 75,000 RSU were also granted (with a value of $12.70 per RSU) and will vest upon the officer buying a total of 75,000 common shares of the Company by December 31, 2020. The common shares were acquired in January 2020, which triggered the vesting of the RSU and a total of 34,852 common shares were issued to the officer (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities).

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The weighted average value of the RSU granted in 2019 was $13.61 per RSU ($12.97 per RSU in 2018).

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

(iii) In October 2018, following the approval of the Amended RSU Plan, 428,090 outstanding RSU have been transferred from cash-settled to equity-settled as the Company now intends to settle these RSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

The total share-based compensation expense related to the DSU and RSU plans in 2019 amounted to $5.4 million ($2.7 million in 2018).

23. Share-based compensation (continued)

Deferred and restricted share units - Fair value

The following table summarizes the carrying value of the outstanding DSU and RSU (cash) and the fair value of the vested DSU and RSU (cash) as at December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$
Current portion	-	-	3,494	2,800
Non-current portion	-	-	-	-
	-	-	3,494	2,800

The carrying value of the DSU and RSU (cash) was included in provisions and other liabilities on the consolidated balance sheets (Note 19).

Based on the closing price of the common shares at December 31, 2019 ($12.62), and considering a marginal income tax rate of 53.3%, the estimated amount that the Company is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested RSU and DSU to be settled in equity amounts to $2.3 million ($0.4 million as at December 31, 2018) and to $10.2 million based on all RSU and DSU outstanding ($5.4 million as at December 31, 2018).

24. Income taxes

(a) Income tax expense

The income tax recorded in the consolidated statements of loss for the years ended December 31, 2019 and 2018 is presented as follows:

	2019	2018
	$	$

Current income tax
Expense for the year	797	797
Adjustment in respect of prior years	-	25
Current income tax expense	797	822

Deferred income tax (Note 24 (b)):
Origination and reversal of temporary differences	(45,186)	(36,471)
Impact of changes in tax rates	98	253
Change in unrecognized deductible temporary differences	3,891	25
Adjustments in respect of prior years	-	223
Deferred income tax recovery	(41,197)	(35,970)
Income tax recovery	(40,400)	(35,148)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Income taxes (continued)

(a) Income tax expense (continued)

The provision for income taxes presented in the consolidated statements of loss differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2019	2018
	$	$

Loss before income taxes	(274,595)	(140,735)

Income tax provision calculated using the combined Canadian federal
and provincial statutory income tax rate	(73,042)	(37,576)
Increase (decrease) in income taxes resulting from:
Non-deductible expenses, net	738	719
Non-deductible portion of capital losses, net	4,877	856
Non-deductible (non-taxable) foreign exchange loss (gain)	(357)	787
Tax rate changes of deferred income taxes	98	253
Differences in foreign statutory tax rates	19,758	(1,043)
Foreign withholding taxes	584	583
Share of equity loss of associates	2,954	-
Tax benefits not recognized	3,891	25
Other, net	99	248
Total income tax recovery	(40,400)	(35,148)

The 2019 Canadian federal and provincial statutory income tax rate is 26.6% (26.7% in 2018). The 2019 effective tax rate reflects an income tax expense of $0.1 million relating to the reduction of the Québec tax rate from 11.6% to 11.5% in 2020. The 2018 effective tax rate reflects an income tax expense of $0.3 million relating to the reduction of the Québec tax rate from 11.7% to 11.5% in 2020. .

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2019	2018
	$	$
Deferred tax assets:
Stream interests	28,826	7,133
Deferred and restricted share units	2,865	2,032
Share and debt issue expenses	(113)	989
Other assets	149	120
Non-capital losses	170	-
	31,897	10,274
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(77,641)	(88,787)
Convertible debentures	(3,632)	(4,866)
Investments	1,911	(3,898)
	(79,362)	(97,551)
Deferred tax liability, net	(47,465)	(87,277)

Deferred tax assets and liabilities have been offset in the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24. Income taxes (continued)

(b) Deferred income taxes (continued)

The 2019 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2018	Statement of loss	Equity	Other comprehen-sive income	Translation adjustments	Dec. 31, 2019
	$	$	$	$	$	$
Deferred tax assets:
Stream interests	7,133	21,693	-	-	-	28,826
Share and debt issue expenses	989	(1,036)	(66)	-	-	(113)
Deferred and restricted share units	2,032	726	107	-	-	2,865
Non-capital losses	-	170	-	-	-	170
Other assets	120	29	-	-	-	149

Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(88,787)	11,769	-	(949)	326	(77,641)
Investments	(3,898)	6,612	-	(803)	-	1,911
Convertible debentures	(4,866)	1,234	-	-	-	(3,632)
	(87,277)	41,197	41	(1,752)	326	(47,465)

The 2018 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

	Dec. 31, 2017	Statement of loss	Equity	Other comprehen-sive income	Translation adjustments	Dec. 31, 2018
	$	$	$	$	$	$
Deferred tax assets:
Stream interests	7,793	(660)	-	-	-	7,133
Share and debt issue expenses	2,286	(1,297)	-	-	-	989
Deferred and restricted share units	2,032	(140)	140	-	-	2,032
Non-capital losses	1,015	(1,015)	-	-	-	-
Other assets	223	(103)	-	-	-	120

Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(123,772)	37,574	-	(2,038)	(551)	(88,787)
Investments	(10,054)	192	-	5,964	-	(3,898)
Convertible debentures	(6,047)	1,181	-	-	-	(4,866)
Other liabilities	(238)	238	-	-	-	-
	(126,762)	35,970	140	3,926	(551)	(87,277)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2019, is $39.1 million ($76.8 million as at December 31, 2018). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Additional information on the consolidated statements of loss

	2019	2018
	$	$
Revenues

Royalty interests	97,146	92,110
Stream interests	42,976	35,457
Offtake interests	252,477	362,905
	392,599	490,472

Cost of sales

Royalty interests	272	245
Stream interests	13,437	13,181
Offtake interests	249,172	357,879
	262,881	371,305

Operating expenses by nature

Impairment of assets	243,576	166,316
Depletion and depreciation	48,270	52,786
Employee benefit expenses (see next page)	20,701	14,015
Professional fees	3,453	3,827
Travel expenses	1,108	1,363
Communication and promotional expenses	1,006	1,166
Rent and office expenses	828	1,704
Public company expenses	822	639
Gain on disposal of stream and offtake interests	(7,636)	(9,094)
Cost recoveries from associates	(595)	(677)
Other expenses	1,411	653
	312,944	232,698
Employee benefit expenses

Salaries and wages	15,122	12,705
Share-based compensation	8,328	5,791
Cost recoveries from associates	(2,749)	(4,481)
	20,701	14,015

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

25. Additional information on the consolidated statements of loss (continued)

	2019	2018
	$	$
Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	(1,089)	(7,837)
Net gain (loss) on dilution of investments in associates	(3,687)	1,545
Net gain on acquisition of investments(i)	1,006	1,934
Net gain (loss) on disposal of investments(ii)	(27,391)	6,956
Impairment of an investment in an associate (Note 12)	(12,500)	-
Impairment of other assets	(4,724)	-
	(48,385)	2,598

(i) Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

(ii) In 2019, the net loss on disposal of investments includes the net losses realized on the deemed disposal of associates (Note 12). In 2018, the net gain on disposal of investments includes the gain realized on the deemed disposal of the Dalradian shares (Note 13).

26. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2019	2018
	$	$

Salaries and short-term employee benefits	6,182	4,416
Share-based compensation	5,151	3,086
Cost recoveries from associates	(600)	(490)
	10,733	7,012

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27. Net loss per share

	2019	2018
	$	$

Net loss	(234,195)	(105,587)

Basic weighted average number of common shares outstanding (in thousands)	151,266	156,617
Dilutive effect of share options	-	-
Diluted weighted average number of common shares	151,266	156,617

Net loss per share
Basic and diluted	(1.55)	(0.67)

As a result of the net loss for the years ended December 31, 2019 and 2018, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

28. Additional information on the consolidated statements of cash flows

	2019	2018
	$	$

Interests received measured using the effective rate method	2,583	3,944
Interests paid on long-term debt	15,680	21,126
Dividends received	150	328
Income taxes paid	797	822

Changes in non-cash working capital items
Decrease (increase) in amounts receivable	4,929	(8,613)
Decrease (increase) in other current assets	(1,449)	9,828
Increase (decrease) in accounts payable and accrued liabilities	(8,260)	(3,834)
	(4,780)	(2,619)

Tax credits receivable related to exploration and evaluation assets
Beginning of year	281	4,091
End of year (i)	936	281

(i) Balance as at December 31, 2019 from the acquisition of Barkerville (Note 7).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant. Short-term investments and other financial assets are not exposed to interest rate risk because they are mostly non-interest bearing or bear interest at fixed rates, except for derivative financial instruments (warrants). Short-term investments bearing interest at variable rates are not significant, and therefore, a 0.5% increase (decrease) in interest rates would have resulted in an immaterial impact on net earnings for 2019 and 2018.

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate, except for the revolving credit facility which bears a variable interest rate. An increase (decrease) of 0.5% in the interest rates would have resulted in an insignificant variation of the net loss in 2019 and 2018. The Company does not use derivatives to mitigate its exposure to interest rate risk.

(ii) Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the US dollar. The Company holds balances in cash denominated in U.S. dollars and can draw on its credit facility in U.S. dollars and is therefore exposed to gains or losses on foreign exchange.

As at December 31, 2019 and 2018, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2019	2018
	$	$

Cash and cash equivalents	46,267	38,677
Amounts receivable	-	1,011
Other assets	567	641
Accounts payable and accrued liabilities	(86)	(22)
Revolving credit facility	(15,000)	-
Net exposure, in US dollars	31,748	40,307
Equivalent in Canadian dollars	41,234	54,987

Based on the balances as at December 31, 2019, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $1.3 million in 2019 ($2.1 million in 2018).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29. Financial risks (continued)

(a) Market risks (continued)

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and development mining companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2019, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) the net loss by $0.4 million and the other comprehensive loss by $5.7 million for the year ended December 31, 2019. Based on the Company's long-term investments held as at December 31, 2018, a 10% increase (decrease) in the equity prices of these investments would have decreased (increased) the net loss by $0.5 million and would have increased (decreased) the other comprehensive loss by $9.0 million for the year ended December 31, 2018.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, amounts receivable, notes receivable, other financing facilities receivable and reclamation deposits. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian and U.S. recognized financial institutions and its reclamation deposits in guaranteed investments certificates issued by Canadian chartered banks. In the case of amounts receivable, notes receivable and other financing facilities, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note. In some cases, the loans receivable could be applied against stream deposits due by the Company or converted into a royalty if the third party is not able to reimburse its loan.

The maximum credit exposure of the Company corresponds to the respective instrument's carrying amount.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments, mining properties and exploration and evaluation assets and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 22. As at December 31, 2019, cash is invested in high interest savings accounts held with Canadian and U.S. recognized financial institutions.

As at December 31, 2019, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures, the revolving credit facility and the lease liabilities, which are described below:

	As at December 31, 2019
	Amount payable		Estimated annual payments
	at maturity	Maturity	2020	2021	2022	2023	2024	2025-2029
	$		$	$	$	$	$

Conv. debenture (2016)	50,000	February 12, 2021	2,005	50,236	-	-	-	-
Conv. debentures (2018)	300,000	December 31, 2022	12,000	12,000	312,000	-	-	-
Lease liabilities	10,126	December 31, 2029	1,256	1,256	1,256	1,261	1,284	6,422
Revolving credit facility(i)	19,482	November 14, 2023	2,630	2,630	2,630	21,773	-	-
	379,608		17,891	66,122	315,886	23,034	1,284	6,422

(i) The interest payable is based on the actual interest rate as at December 31, 2019.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,067	1,067
Other minerals	-	-	633	633
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	48,295	-	-	48,295
Other minerals	9,114	-	-	9,114
	57,409	-	1,700	59,109

			December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,322	3,322
Other minerals	-	-	26	26
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Private mining exploration and development companies - precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies
Precious metals	35,544	-	-	35,544
Other minerals	12,259	-	-	12,259
	47,803	-	59,600	107,403

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Fair value of financial instruments (continued)

During the years ended December 31, 2019 and 2018, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on recognized securities exchanges, such as the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company's specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include investments in private companies and warrants held by the Company that are not traded on a recognized securities exchange. At each balance sheet date, the fair value of investments held in private companies is evaluated using a discounted cash-flows approach. The main valuation inputs used in the cash-flows models being significant unobservable inputs, these investments are classified in Level 3. The fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the years ended December 31, 2019 and 2018:

	2019	2018
	$	$

Balance - January 1	59,600	8,092
Acquisitions	2,885	3,093
Deemed acquisition (Note 13)	-	46,625
Disposal (Note 21)	(58,641)	-
Warrants exercised	(1,055)	-
Change in fair value - warrants exercised(i)	(250)	-
Change in fair value - warrants expired(i)	(165)	(1,180)
Change in fair value - investments held at the end of the period(i)	(674)	2,970
Balance - December 31	1,700	59,600

(i)  Recognized in the consolidated statements of loss under other losses, net for the warrants and in the consolidated statements of other comprehensive loss under changes in fair value of financial assets at fair value through comprehensive income (loss) for the investments in common shares in private companies.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30. Fair value of financial instruments (continued)

Financial instruments in Level 3 (continued)

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an increase/decrease in the fair value of the warrants of $0.3 million as at December 31, 2019 and $0.4 million as at December 31, 2018.

As at December 31, 2018, the fair value of the equity securities of private mining exploration and development companies was determined using a discounted cash flows. The main non-observable inputs used in the models were the expected price of metals and the discount rate. An increase (decrease) in the long-term gold price of 10%, (base price used in the discounted cash flow model is US$1,300 per ounce) would lead to an increase (decrease) in the fair value of the investments in private companies of $6.7 million in 2018 and an increase (decrease) of 100 basis points in the discount rate (the base discount rate used in the discounted cash flow model is 5.1%) would lead to an increase (decrease) in the fair value of the investment of $6.7 million. There was no significant investment in private companies as at December 31, 2019.

Foreign exchange contracts

In 2019, the Company entered into foreign exchange contracts (collar options) to sell U.S. dollars and buy Canadian dollars for a total nominal amount of US$12.0 million. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in U.S. dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at December 31, 2019, there were no foreign exchange contracts outstanding.

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, notes receivable, other financing facilities receivable, accounts payable and accrued liabilities and the long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable and other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt, categorized under Levels 1 and 2, as at December 31, 2019:

	December 31, 2019
	Fair value	Carrying amount
	$	$

Long-term debt - Level 1	303,240	280,807
Long-term debt - Level 2	68,585	68,235
Balance - December 31	371,825	349,042

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Segment disclosure

Following the acquisition of Barkerville in November 2019, the chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment, and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment. Prior to the acquisition of Barkerville, the Company had only one operating segment, which was the acquiring and managing precious metal and other royalties, streams and similar interests. The comparative figures have been restated to conform to the actual segments.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment.  Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2019 and 2018, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2019

Royalties	93,092	330	59	3,665	-	97,146
Streams	21,588	11,849	2,005	-	7,535	42,976
Offtakes	252,476	-	-	-	-	252,477

	367,156	12,179	2,064	3,665	7,535	392,599

2018

Royalties	87,141	538	31	4,400	-	92,110
Streams	16,761	9,696	1,332	-	7,668	35,457
Offtakes	339,074	943	22,888	-	-	362,905

	442,976	11,177	24,251	4,400	7,668	490,472

	(i) 89% of revenues from North America were generated from Canada and the United States in 2019 (94% in 2018).

For the year ended December 31, 2019, one royalty interest generated revenues of $61.1 million ($58.5 million for the year ended December 31, 2018), which represented 44% of revenues (46% of revenues for the year ended December 31, 2018) (excluding revenues generated from the offtake interests).

For the year ended December 31, 2019, revenues generated from precious metals and diamonds represented 94% and 5%, respectively, of total revenues (84% and 13% excluding offtakes, respectively). For the year ended December 31, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (85% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

31. Segment disclosure (continued)

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at December 31, 2019 and 2018, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

December 31, 2018

Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

	(i) 96% of net interests from North America are located in Canada and the United States as at December 31, 2019 (97% as at December 31, 2018).

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at and for the years ended December 31, 2019 and 2018:

	2019	2018
	$	$
Net assets (as at December 31)

Mining interests, plant and equipment	333,778	-
Exploration and evaluation assets	42,949	95,002
	376,727	95,002
Expenses (for the years ended December 31)

Exploration and evaluation	191	183
Impairment of exploration and evaluation assets	49,985	-
	50,176	183

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32. Related party transactions

During the years ended December 31, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss:

	2019	2018
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	973	1,409
Business development expenses	2,371	3,749
Total amounts invoiced to associates	3,344	5,158

An amount of $0.5 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2019 ($3.2 million as at December 31, 2018).

As at December 31, 2019, the Company has a total of $8.8 million receivable from an associate (Note 14) for a bridge loan financing (interest rate of 8.25%) and a working capital facility (interest rate of 12.5%) with a maturity date of June 30, 2020. The amounts receivable are included in other investments on the consolidated balance sheets.

In 2019, interest revenues of $0.9 million ($0.5 million in 2018) were accounted for with regards to notes receivable from associates. As at December 31, 2019, interests receivable from associates of $0.9 million are included in amounts receivable ($1.7 million as at December 31, 2018). In 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

In 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 14).

Additional transactions with related parties are described under Notes 9, 12, 14, 16, 21 and 26.

33. Commitments

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream	18.5%(3)	75%		30% spot price (max $600)	$4		Life of mine	March 2015
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream(5)			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(6)		100%			$5		40 years	November 2015
Gibraltar stream(7)		75%			$2.75		Life of mine	March 2018

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2019 and 2018
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

33. Commitments (continued)

Offtake and stream purchase agreements (continued)

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018 (Note 14).

(6) The stream term shall be automatically extended beyond initial term for successive 10-year periods.  3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(8) As at December 31, 2019, Lydian, the owner of the Amulsar project, was granted protection under the CCAA.

Investments in royalty and stream interests

As at December 31, 2019, significant commitments related to the acquisition of royalties and streams as detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

34. Subsequent event

 Dividend

On February 19, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.